As filed with the Securities and Exchange Commission on August 29, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 2)

                               Disc Graphics, Inc.
                                (Name of Issuer)

                               Disc Graphics, Inc.
                      (Name of Person(s) Filing Statement)

                Class A Redeemable Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                    254590110
                      (CUSIP Number of Class of Securities)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                                    Suite 225
                             Jericho, New York 11753
                                 (516) 822-4820
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


                                  July 11, 1997
                          (Date Tender First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation:   $1,131,617.44 (a)   Amount of Filing Fee: $226.33  (b)

     (a) Calculated as the value of 317,647 shares of Common Stock, the maximum number of shares of Common Stock which may be issued in the exchange offer, at the market price of the Common Stock on July 7, 1997.

     (b)Calculated as 1/33 of 1% of the Transaction Valuation.

     [x] Check box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $226.33
Form or Registration No.: Schedule 13e-4
Filing Party: Disc Graphics, Inc.
Date Filed: July 11, 1997

                                  Exhibit Index
                                Located on Page 4

     The undersigned hereby amends the Schedule 13E-4 previously field with the Securities and Exchange Commission ("SEC") on July 11, 1997, as amended by Amendment No. 1 filed with the SEC on August 15, 1997 (as so amended, the "Filing") relating to the exchange offer by the undersigned for all of the issued and outstanding Class A Warrants. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Filing.

     This Amendment No. 2 to the Filing hereby amends the Items of the Filing identified below to reflect the expiration of the Exchange Offer on August 22, 1997 at 4:00 p.m. New York City time, the tender of 435,595 Class A Warrants pursuant to the terms of the Exchange Offer and the acceptance for exchange by the undersigned of such tendered Class A Warrants in exchange for an aggregate 51,239 shares of Common Stock and, in connection therewith, the addition of a Press Release dated August 29, 1997 ("Press Release") as an exhibit to the Filing and the incorporation by reference of the information contained therein.



ITEM 1.  Security and Issuer

         Item 1(b) is hereby amended to add the following:

     The Exchange Offer by the Issuer expired on August 22, 1997 at 4:00 p.m. New York City time. At the expiration of the Offer, 435,595 Class A Warrants had been tendered and received by the Exchange Agent pursuant to the terms of the Exchange Offer. The Issuer accepted such tendered Class A Warrants for exchange on August 29, 1997.

ITEM 8.  Additional Information

         Item 8(e) is hereby amended to add the following:

     (e) The Press Release, attached as Exhibit (a)(9), is hereby incorporated herein by reference.

ITEM 9.  Material to Be Filed as Exhibits.

     Item 9 is hereby amended to add the following:


         (a)(9)              Press Release.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 29, 1997

                                       Disc Graphics, Inc.



                                       By:s/Donald Sinkin
                                       Donald Sinkin
                                       President and Chief Executive
                                       Officer

                                  EXHIBIT INDEX


Exhibit                 Description

(a)(9) Press Release